

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Heath B. Clarke
Chairman and Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re: Local Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2013**
> **File No. 001-34197**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 4 — Approval of the Issuance of Shares of Common Stock of the Company Upon the Full Exercise of Convertible Notes and Warrants by Investors Who Took Place in an Offering of Convertible Notes and Warrants in April 2013

Nasdaq Listing Requirements and the Necessity of Stockholder Approval, page 47

1. You incorporate by reference descriptions of the financing in which you sold the notes and warrants and descriptions of those securities and the registration rights agreement. Please refer to Note D to Schedule 14D and in your response letter explain why you concluded that such incorporation is permissible and consistent with a specific Item of Schedule 14A that authorizes the incorporation by reference. To the extent information needed for an informed voting decision is not authorized by an Item of Schedule 14A to be provided through incorporation by reference, expand the proxy statement to include that information.

2.   On page 48 you describe the transaction being voted upon as the "approval" of the transactions set forth in the financing documents, including without limitation the issuance of the notes and warrants. However, on the proxy card you describe the proposal being voted upon in narrower terms—the approval of the issuance of in excess of 20% of the outstanding shares upon conversion and exercise of the notes and warrants. Please reconcile this discrepancy. If shareholders are asked to ratify the "transactions set forth in the Financing Documents," thoroughly discuss the purpose and effects of this shareholder action.

3.   You state in the last sentence of the first paragraph on page 48 that you cannot calculate the total number of shares of common stock into which the notes and warrants may be ultimately convertible or exercisable. Please concisely describe the provisions of those securities that could obligate you to issue an indeterminate number of additional shares upon conversion or exercise. Use examples to show in quantitative terms the potential effects that both declines in the market price of your common stock and issuances of your common stock at prices less than then-prevailing conversion or exercise prices would have on the number of securities issuable. Please clarify that the number of issuable and exercisable shares can increase without limit, as the market price falls and as shares are sold at lower prices.

4.   Please disclose the consequences if the voter approval sought by this proposal is not obtained. In particular, describe the effects non-approval would have on the rights of the security holders and on the company.

5.   Please refrain from referring to provisions of the notes and warrants that adjust the conversion or exercise price to prices at which future issuances of shares are issued as "anti-dilution" provisions. It appears that investors would better understand the purpose and effect of such provisions if they are referenced as "best price guarantees" held by the investors.

Form of Proxy

6.   Please revise the language describing the proposal on executive compensation to indicate that shareholders are approving the compensation paid to named executive officers. For guidance, refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal